Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

August 26, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Immediate supplementary report– Mr. Gil Sharon’s entry into office as director and Chairman of the Board of Directors

Bezeq hereby supplements the following prior report:

●	Immediate report August 2, 2020 (Reference No. 2020-01-075220)

Bezeq hereby reports that Mr. Gil Sharon has announced that he will begin serving as Bezeq’s director and Chairman of the Board of Directors beginning on August 27, 2020.

This report follows upon Bezeq’s prior report in which it indicated that its Board of Directors had approved the appointment of Mr. Sharon to those positions beginning on the date as of which Mr. Gil Sharon would announce.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.